PRIME TIME TRAVEL, INC.
809 Heavenly Lane,
Cincinnati, OH 45238
Tel:  (513)-252-1577

December 21, 2011

VIA EDGAR

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Prime Time Travel, Inc.
Registration Statement on Form S-1/A Filed December 9, 2011
File No. 333-174703

Dear Mr. Dobbie:

Prime Time Travel, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m., Friday, December 23, 2011, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

• Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

United States Securities and Exchange Commission
December 21, 2011

Thank you in advance for your attention to this matter.

Very truly yours,

Prime Time Travel, Inc.

By:	/s/ Andrew M. Listerman
Name: Andrew M. Listerman
Title: President